Results of the Annual General Meeting of Shareholders of Woori Finance Holdings Co., Ltd.

The annual general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on March 26, 2010 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2009

(units: in millions of KRW, unless indicated otherwise)

Total Assets	17,545,128	Revenue	1,326,855

Total Liabilities	3,824,205	Operating Income	1,028,463

Capital Stock	4,030,077	Net Income	1,026,024

Total shareholder’s Equity	13,720,923	Earnings per share (KRW)	1,273

Approval of dividend for fiscal year 2009 (units: in KRW)

Dividend per common share	100

Dividend per preferred share	—

Total dividend amount	80,601,278,000

2) Approval of amendments to the Articles of Incorporation

3) Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Hi-Bock Kang	June 14, 1946	1 year / Re-appointment
- Current) Executive Director, Market Economy Research Institute
- Chief Executive Officer, Korea Minting and Security Printing Corporation
- Bachelor of Public Administration, Seoul National University
- Graduate School of Public Administration, Seoul National University

Young- Ho Lee	Jan. 19, 1949	1 year / Re-appointment	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University

Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Member, National Economic Advisory Council of Korea; Professor
of College of Law, Seoul National University
- Lawyer, Kim & Chang Law Firm
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Hak-Jin Kim	Nov. 24, 1956	1 year / Re-appointment
- Current) Director General of Department of Planning &
Coordination, Korea Deposit Insurance Corporation
- General Manager of Human Resources Development Department,
Korea Deposit Insurance Corporation
- Bachelor of Economics, Chung-Ang University

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

•	Total number of directors following the appointments: 8

•	Total number of non-standing directors following the appointments: 7

4) Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Young-Ho Lee	1 year / Re-appointment

Hi-Taek Shin	1 year / Re-appointment

Hak-Jin Kim	1 year / New appointment

Doo-Hee Lee	1 year / Re-appointment

•	Total number of Audit Committee members, who are non-standing directors: 4

•	Total number of Audit Committee members, who are not non-standing directors: 0

5) Approval of directors’ compensation limit